FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

A publicly held corporation with authorized capital

CNPJ (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

EXTRAORDINARY GENERAL MEETING'S
NOTICE

Companhia Brasileira de Distribuição (the "Company"), pursuant to shareholder Saint German Fundo de Investimento Financeiro Multimercado's requisition for a meeting, under article 123, sole paragraph, section "c", of Law no. 6.404/76 (the "Brazilian Corporations Act") and art. 2 of CVM Resolution No. 70, of March 22, 2022 ("CVM Resolution 70"), hereby calls upon the Company's shareholders to meet at the Extraordinary General Meeting (the "Meeting"), to be held on May 5, 2025, at 11 a.m., exclusively through digital means, in order to resolve on the following matters outlined in the Agenda:

I.	Full dismissal of the Company's Board of Directors;
II.	The number of directors on the Company's Board of Directors is set at nine (9), serving a single two (2)-year term ending at the annual general meeting reviewing the financial statements for the fiscal year ending December 31, 2026; and
III.	Election of the members of the Company's Board of Directors and approval of the qualification of its independent members.

General Information

The Meeting was called to order per the requisition of Saint German Fundo de Investimento Financeiro Multimercado, shareholder, pursuant to section "c", sole paragraph, of article 123 of the Brazilian Corporations Act and article 2 of CVM Resolution 70.

The Company recommends that shareholders perform a comprehensive review of the management's proposal for the Meeting, released by the Company on April 3, 2025, which provides the supporting rationale and documentation for the requisition presented by said shareholder.

Shareholders may access all documentation pertaining to the meeting's agenda both at the Company's headquarters and at its investor relations website (www.gpari.com.br), at the Brazilian Securities and Exchange Commission (“CVM”) (www.gov.br/cvm) and the Brasil, Bolsa, Balcão (www.b3.com.br); this includes the Management's Proposal and the Participation Guide for this Meeting (“Management's Proposal”).

The shareholder may take part in the Meeting by means of an electronic system or via distance voting ballots, under the terms described below and according to the detailed instructions contained in the Management Proposal and in the distance voting ballot itself (in the case of participation via a ballot):

1. Attendance at the meeting via the electronic system:

The Meeting will take place via digital means only, by using the digital platform called "Ten Meetings". This platform will grant access to the meeting, as well as monitor and manage the voting process on each "Agenda" topic of this Meeting (the "Digital Platform"). As a result, each Shareholder who wishes to attend and exercise their voting rights at the Meeting must comply with the procedures outlined in the Management's Proposal based on their type of participant.

In compliance with article 5, paragraph 4 of CVM Resolution 81 of March 29, 2022 ("Resolution CVM 81"), the Company clarifies that it chose to hold the Meeting exclusively via digital means in order to facilitate the participation of shareholders, regardless of their geographic location, ensuring greater convenience and accessibility. The objective of this modality is to optimize work processes, improve the efficiency of deliberations, and reduce operational costs, most notably those related to travel and the convening of face-to-face meetings.

Shareholders wishing to take part in meetings via the electronic system must access the corresponding link https://assembleia.ten.com.br/049172014 no later than May 3, 2025 and register on the Digital Platform, filling in all the requested information and providing all the documents detailed below in this Meeting Notice and in the Management's Proposal. Pursuant to article 6, paragraph 3 of CVM Resolution 81, a shareholder who has not properly completed his/her/its registration by April 26, 2025 will not be allowed to take part in the Meeting.

The following documents must be provided by the shareholders through the electronic address stated hereinabove:

(a)	For individuals: shareholder's identification document with photo;
(b)	For companies and organizations: (i) the most recent restated bylaws or articles of association, in addition to the corporate documents that prove that such shareholder is duly represented pursuant to the law; and (ii) identification document with photo of such organizations' legal representative;
(c)	For investment funds: (i) the most recent restated charter of such fund; (ii) the bylaws or articles of association of its manager or administrator, as the case may be, subject to the voting policy of the fund (or the corresponding class) and corporate documents proving the powers/authority of representation; and (iii) identification document with photo of the fund's legal representative; and

(d)	if any of the shareholders referred to in sections (a) through (c) above will be represented by their Representative, in addition to the respective documents stated above, they must also provide the (i) power of attorney with specific powers for their representation at the Meeting; (ii) identification documents of the Representative to be present at the Meeting, as well as, in the case of an organization or investment fund, copies of the identification document and the minutes that elected the legal representative(s) who signed the power of attorney where the powers of representation are stated. For this Meeting, the Company will accept powers of attorney granted by shareholders through electronic means, preferably signed using the ICP-Brazil certification or through the "Gov.br" platform.

2. Attendance at the General Meeting through a distance voting ballot:

As detailed in the Management's Proposal, Shareholders who are interested in exercising their voting rights by sending a Distance Voting Ballot, pursuant to CVM Resolution 81, may do so (i) by sending the Distance Voting Ballot directly to the Company, exclusively through the Digital Platform, as set forth below; or (ii) by sending completion instructions (a) to the Bookkeeping Agent; (b)) to their respective custodian agents (if they provide this type of service); or (c) to the central custodian with which the shares are deposited.

If a shareholder choose to send the Distance Voting Ballot directly to the Company, he/she/it must:

1.	Create a single registration with login and password at https://assembleia.ten.com.br/049172014; and
2.	Mark and confirm the votes on the “BVD” tab.

In all cases, to produce its effects, the Distance Voting Ballot must be received in one of the forms set forth in this Meeting Notice and in the Management's Proposal, in full order and as set forth hereinabove, at least four (4) days before the date scheduled for the Meeting, that is, until May 1, 2025 (including this day). If the Distance Voting Ballot is received after the date stated above, the votes will not be counted.

Detailed information on the participation of the shareholder directly, by its legal representative or attorney-in-fact duly constituted, as well as the standards and procedures for participation and/or distance voting at the Meeting, including guidelines for sending the Voting Ballot and also guidelines on access to the Digital Platform and rules of conduct to be adopted at the Meeting are contained in the Management's Proposal.

Pursuant to Article 3 of CVM Resolution No. 70/22 and Article 5, section I, of CVM Resolution 81, it is hereby informed that five percent (5%) of the Company's voting shares is the minimum percentage of interest held in the voting capital stock required to request a multiple voting process to be adopted for the election of the Board of Directors' members, and any such request must be submitted at least forty-eight (48) hours before the Meeting.

Finally, the Company notes that, if the Fiscal Council is not established at the Annual and Extraordinary General Meeting to be held on April 28, 2024, the establishment of the Fiscal Council may be requested by shareholders who hold at least 2% of the Company's voting capital stock, pursuant to article 4 of CVM Resolution No. 70.

Sao Paulo, April 3rd, 2025.

Renan Bergmann

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 4, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.